**Primary Business Name: ONECHRONOS**                **BD Number: 286322**

**BD - AMENDMENT**

**04/14/2022**

### BD - INDIRECT OWNERS

| Ownership Codes: | C - 25% but less than 50% | E - 75% or more |
|---|---|---|
|  | D - 50% but less than 75% | F - Other General Partners |

| Full Legal Name | DE/FE/I | Entity in Which Interest is Owned | Status | Date Acquired | Own. Code | Control Person | PR | CRD # (or SSN, IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|---|
| JOHNSON, STEPHEN DAVID | I | OCX GROUP INC | SHAREHOLDER | 05/2015 | C | Y | N | xxx-xx-xxxx |
| LITTLEPAGE, KELLY C | I | OCX GROUP INC | SHAREHOLDER | 05/2015 | C | Y | N | xxx-xx-xxxx |